Exhibit 99.18

Village Farms International to Host First Quarter 2018 Financial Results Conference Call on Tuesday, May 15, 2018 at 11:00 a.m. ET (8:00 a.m. PT)

VANCOUVER, May 10, 2018 /CNW/ – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX: VFF) (OTC: VFFIF) today announced it will host a conference call to discuss its first quarter 2018 financial results, as well as provide an update on its cannabis joint venture in Canada, Pure Sunfarms, on Tuesday, May 15, 2018 at 11:00 a.m. ET (8:00 a.m. PT). Participants can access the conference call by telephone by dialing (647) 427-7450 or (888) 231-8191, or via the Internet at http://bit.ly/2p3jsyq.

The Company expects to report its first quarter 2018 financial results via news release after markets close on Monday, May 14, 2018.

Conference Call Archive Access Information

For those unable to participate in the conference call at the scheduled time, it will be archived for replay both by telephone and via the Internet beginning approximately one hour following completion of the call. To access the archived conference call by telephone, dial (416) 849-0833 or (855) 859-2056 and enter the passcode 9885703 followed by the pound key. The telephone replay will be available until Tuesday, May 22, 2018 at midnight (ET). The conference call will also be archived on Village Farm’s web site at http://villagefarms.com/investor-relations/investor-calls.

About Village Farms International, Inc.

Village Farms International, Inc. is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. With more than 750 years of accumulated master grower experience coupled with advanced proprietary technology and environmentally sustainable growing practices, Village Farms is highly resource efficient. Village Farms produces and distributes fresh, premium-quality produce with consistency 365-days a year to national grocers in the U.S. and Canada from its large-scale Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in BC, Ontario, and Mexico.

SOURCE Village Farms International, Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2018/10/c1225.html

%SEDAR: 00029410E

For further information: Stephen C. Ruffini, Executive Vice President and Chief Financial Officer, Village Farms International, Inc., (407) 936- 1190,ext. 340; Lawrence Chamberlain, Investor Relations, (416) 519-4196, lawrence.chamberlain@loderockadvisors.com

CO:Village Farms International, Inc.

CNW 07:00e 10-MAY-18